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                                                              EXHIBIT 9 (a)(v)


                                      34

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                          Maxcor Financial Group Inc.

                                                            October 16, 1997

To Our Warrant Holders:

     The Company is proposing in the documents enclosed herewith to allow holders of its Redeemable Common Stock Purchase Warrants (Nasdaq: MAXFW) and its Series B Redeemable Common Stock Purchase Warrants (Nasdaq: MAXFZ) to exchange such Warrants for shares of the Company's Common Stock (Nasdaq: MAXF) on the basis of 0.1667 of a share of Common Stock for each and every outstanding Warrant (the "Exchange Offer"). Accordingly, the Company will issue one whole share of Common Stock in exchange for every six Warrants (of either or both series) tendered and accepted by the Company for exchange pursuant to the Exchange Offer. Cash will be paid in lieu of fractional shares being issued.

     The Company is undertaking the Exchange Offer in order to simplify the Company's capital structure, reduce the potential future dilutive impact on the Company's earnings per share that could be caused by the Warrants and eliminate any overhang on the Common Stock price from the existence of the Warrants. The Company believes these purposes are best served only is all or substantially all of the Warrants are retired and, accordingly, has established a minimum tender condition of 95%, meaning that the Company reserves the right not to proceed with the Exchange Offer if less than 95% of all outstanding Warrants are validly tendered. If the Exchange Offer is consummated, the Company intends to delist any remaining Warrants from trading on the Nasdaq National Market and to deregister such Warrants under the Securities Exchange Act of 1934.

     Neither the Company nor its Board of Directors is making any recommendation to Warrant holders as to whether or not to tender their Warrants in the Exchange Offer. However, you should be aware that all directors and executive officers of the Company, and all stockholders beneficially owing 5% or more of the outstanding Common Stock, have indicated to the Company their current intention to tender in the Exchange Offer all of the Warrants owned by them. Such persons and entities collectively own approximately 49% of all outstanding Warrants.

     The Exchange Offer will expire at 12:00 Midnight, New York City time, on November 13, 1997, unless extended. Accordingly, we urge you to read promptly the enclosed Prospectus, which sets forth the full terms and conditions of the Exchange Offer, as well as the enclosed Form 10-K and Form 10-Q, which set forth financial and other information concerning the Company. The enclosed Letter of Transmittal (as well as pages 20 to 27 of the Prospectus) contains detailed instructions as to the steps needed to be taken by you in order to participate in the Exchange Offer. In addition, if you have any questions about the Exchange offer or need additional copies of the enclosed materials, you should feel free to contact the Company's Information Agent, D.F. King & Co., Inc. at (800) 207-3158.

                                        Very truly yours,

                                        /s/ Gilbert D. Scharf
                                        Gilbert D. Scharf

                                        Chairman, President and
                                        Chief Executive Officer